American Bonanza's Copperstone Gold Mine Ships First Gold

March 1, 2012 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) (“Bonanza” or "Company") is pleased to announce that the 100% owned Copperstone gold mine in Arizona has placed onto transport its first shipment of gold bearing concentrates. The first concentrate shipment consists of 31.2 tons of concentrate grading an average of 22.8 ounces per ton of gold, containing an estimated 712 ounces of gold in concentrate. Gold content grades in the concentrates are over double the most optimistic expectations, and Bonanza continues to pursue further improvements to the gold grade in concentrate.

The gold-bearing concentrates have been produced during the mine and processing plant ramp up process, during early 2012. Bonanza's near term objective is to achieve the design gold production rate of approximately 3,000 ounces of gold per month, and the Company is encouraged to experience continued improvements to throughput as the miners and processing plant operators gain familiarity with the operation, and optimization of the mine and processing plant continues. As part of the optimization program to improve the gold grades in concentrate, a Gemini table has been installed and has been in use for about one month. Recently, a second Knelson concentrator has been installed, and is currently being brought on-line and optimized for best performance.

Performance of the Copperstone crushing and grinding facilities and the gold processing plant continued to improve. During mid-February the plant operated mainly continuously, with low production for optimization and maintenance taking place in three days out of a thirteen day run. During the ten days that the plant operated continuously, throughput improved to an average of 390 tons per day processed, which represents 87% of design capacity. With continued steady throughput improvement, Bonanza's goal is to achieve throughput at the design capacity of 450 tons per day during March 2012.

Head grades during two weeks of mid-February averaged 0.41 ounces per ton of gold which is above the expected life-of-mine average grade. Currently Bonanza has insufficient data to report any increase in the currently predicted grades over the first year of the mine life. The rising head grades are partially a result of the processing plant working through the low grade rock which has been stockpiled at surface for startup. This initial low grade material is currently being replaced by mine ore production. The surface ore stockpile currently contains approximately 2,700 tons of ore.

The processing plant continues to perform well, as indicated by the consistent and low grade tailings assays, in the order of 0.06 ounces per ton gold during the two weeks of mid-February. Low gold grades in the tailings indicate that most of the gold being fed into the plant is being collected in the gravity and flotation circuits where high grade concentrates are being produced. The gold processing plant has been treating ore grade rock for a short time, and accordingly performance estimates are preliminary in nature.

During the two weeks of mid-February, overall gold recovery in the processing plant was estimated to be 85%, according to preliminary data. During February, the gold grade of ore delivered to the processing plant roughly doubled as compared to January (a partial month), and the tailings grade rose as a consequence. As the operators become more familiar with the plant and the Copperstone ores, Bonanza expects the processing plant to adapt more quickly to the changing grades, and achieve consistently low tailings grades. This would effectively increase the overall gold recovery. Additionally, optimization of the gravity circuit is aimed at further improving the gold recovery over the next several months.

Underground mine performance continues to improve. During 2012, the mine has been focused both on development mining to gain access to future ore bearing stopes, and mining ore from currently available stopes. Over a ten day operating cycle, excluding one day when the mine did not produce ore, the mine averaged 214 tons of ore per day, nearly half of the design mining rate of 450 tons per day of ore. Surface ore stockpiles currently contain approximately 2,700 tons of ore, which will allow the gold processing plant to continue increasing throughput as the mine tonnages increase to provide ore to the processing plant. Bonanza's objective is to bring mine production up to design levels as the processing plant works through the surface stockpile, so that when the stockpile is drawn down, both the mine and the processing plant will be up to their 450 tons of ore per day target levels.

Plans have been formulated for resource expansion drilling. The Bonanza-owned underground drilling rig has been refurbished and will be delivered to Copperstone in the next week. While preliminary in nature, the current exploration plan has the goal of now commencing underground resource expansion drilling during April of 2012. Drilling has been re-scheduled by one month to allow for the installation of all underground infrastructure needed for the drill.

Mr. Brian Kirwin, President & CEO, commented: "Shipment of the first gold in concentrate represents another important milestone in the operation of the Copperstone gold mine. Performance of the mine and processing facility continues to steadily improve in every aspect. We at Bonanza are encouraged by continued improvement in performance, and look forward to bringing the Copperstone gold mine up to design throughput in the near future."

This release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.

About Bonanza

Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS
This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, and that resource expansion drilling will commence in April 2012, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets,the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com